Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

GOLDEN SUN EDUCATION GROUP LIMITED

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 26, 2023

The undersigned shareholder of Golden Sun Education Group Limited, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated August 25, 2023, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on September 26, 2023, at 10:00 a.m., Eastern Time, at 8th Floor, Administration Building, 390 East Tiyuhui road, Hongkou District, Shanghai, China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/GSUN2023, and to vote all ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below or in the discretion of the proxy if no direction is made and, (ii) in the discretion of the proxy, upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith. Capitalized terms not otherwise defined here shall have the meanings given to them in the Company’s current amended and restated memorandum and articles of association.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If the chairman of the meeting is appointed as proxy and no direction is made, this proxy will be voted FOR the following proposals:

1.	to re-elect Mr. Xueyuan Weng as a director of the Company to hold office until the next annual general meeting;

2.	to re-elect Mr. Peilin Ji as a director of the Company to hold office until the next annual general meeting;

3.	to re-elect Mr. Liming Xu as a director of the Company to hold office until the next annual general meeting;

4.	to re-elect Mr. Robert Travers as a director of the Company to hold office until the next annual general meeting;

5.	to re-elect Mr. Wenlong Xia as a director of the Company to hold office until the next annual general meeting;

6.	to re-elect Mr. Yidong Hao as a director of the Company to hold office until the next annual general meeting;

7.	to elect Mr. Zhenghua Yu as a director of the Company to hold office until the next annual general meeting;

8.	to change the Company’s name to “Golden Sun Health Technology Group Limited” and the Chinese translation of the Company’s name to “金太阳健康科技集团有限公司”; and

9.	to adopt a third amended and restated memorandum and articles of association in the form set out in Annex A to the accompanying proxy statement in substitution for, and to the exclusion of, the current amended and restated memorandum and articles of association of the Company.

If voting by mail, this proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

DETACH PROXY CARD HERE
Mark, sign, date and return this proxy card promptly using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	It is hereby resolved, as an ordinary resolution, that Mr. Xueyuan Weng be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 2:	It is hereby resolved, as an ordinary resolution, that Mr. Peilin Ji be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 3:	It is hereby resolved, as an ordinary resolution, that Mr. Liming Xu be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 4:	It is hereby resolved, as an ordinary resolution, that Mr. Robert Travers be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 5:	It is hereby resolved, as an ordinary resolution, that Mr. Wenlong Xia be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 6:	It is hereby resolved, as an ordinary resolution, that Mr. Yidong Hao be re-elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 7:	It is hereby resolved, as an ordinary resolution, that Mr. Zhenghua Yu be elected as a director of the Company to hold office until the next annual general meeting.	☐	☐	☐
PROPOSAL NO. 8:

It is hereby resolved, as a special resolution, that the Company’s name be changed to “Golden Sun Health Technology Group Limited” and the Chinese translation of the Company’s name be changed to “金太阳健康科技集团有限公司”.

		☐	☐	☐
PROPOSAL NO. 9:	It is hereby resolved, as a special resolution that, contemporaneously with the passing of the above Special Resolution to change the Company’s name, the form of third amended and restated memorandum and articles of association annexed to the notice of annual general meeting distributed to shareholders be adopted as the Company’s memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association.	☐	☐	☐

If voting by mail, the duly completed and signed form of this proxy card must be received on or before 11:59 p.m. Eastern Time, September 25, 2023, or any adjournment of the Meeting, to be valid.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Share Owner signs here		Joint-Owner signs here

Date:	Date: